Aretanium Executive Group, Inc.

Financial Statements and Report

December 31, 2023 and 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
Aretanium Executive Group, Inc.

We have reviewed the accompanying financial statements of Aretanium Executive Group, Inc. (the company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Aretanium Executive Group, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
January 22, 2024

Aretanium Executive Group, Inc.
Balance Sheet (Unaudited)
As of December 31, 2023 and 2022

	Note	2023	2022
Assets			
Current Assets			
Cash and cash equivalents	1.e	$ 20,257	$ 14,648
Receivables	1.g	38,555	1,500
Prepaid expenses	1.h	31,625	-
Total Current Assets		90,437	16,148
Noncurrent Assets			
Intangible assets, net	2	853	-
Total Noncurrent Assets		853	-
Total Assets		91,290	16,148
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Trade accounts payable		54,953	10,209
Accrued credit card liabilities		59,296	33,748
Total Current Liabilities		114,249	43,957
Noncurrent Liabilities			
SAFE agreements	3	17,500	17,500
Total Noncurrent Liabilities		17,500	17,500
Total Liabilities		131,749	61,457
Stockholders' Equity	4		
Preferred stock, $0.001 par value; 200,000 shares authorized, 200,000 shares issued and outstanding		200	200
Common stock, $0.001 par value; 800,000 shares authorized, 630,000 shares issued and outstanding		630	630
Additional paid-in capital		31,481	31,481
Accumulated Deficit		(72,770)	(77,620)
Total Stockholders' Equity		(40,459)	(45,309)
Total Liabilities & Stockholders' Equity		$ 91,290	$ 16,148

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Aretanium Executive Group, Inc.
Statement of Income (Unaudited)
For the years ended December 31, 2023 and 2022

	Note	2023	2022
Revenues	5	$ 302,684	$ 110,133
Cost of Revenues	1.l	114,516	8,033
Gross Profit (Loss)		188,168	102,100
Operating Expenses			
Contracted services		98,211	72,504
Legal and other professional fees and services		29,330	10,381
Communications and information technology		14,143	793
Advertising and promotion	1.m	11,453	3,646
Other operating expense		8,896	3,689
Rent		5,228	1,395
Meals and entertainment		2,380	497
Office supplies		2,315	210
Charitable contributions and donations		1,971	1,267
Travel		1,871	129
Memberships and licenses		1,841	2,982
Taxes other than income taxes		818	1,608
Intangible asset amortization	2	80	17,555
Total Operating Expenses		178,537	116,656
Operating Income (Loss)		9,631	(14,556)
Interest expense		(4,781)	(1,453)
Net Income (Loss)		$ 4,850	$ (16,009)

Aretanium Executive Group, Inc.
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2023 and 2022

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2022	200,000	$ 200	630,000	$ 630	$ 31,481	$ (61,611)	$ (29,300)
Net income (loss)	-	-	-	-	-	(16,009)	(16,009)
Balance at December 31, 2022	200,000	200	630,000	630	31,481	(77,620)	(45,309)
Net income (loss)	-	-	-	-	-	4,850	4,850
Balance at December 31, 2023	200,000	$ 200	630,000	$ 630	$ 31,481	$ (72,770)	$ (40,459)

6

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Aretanium Executive Group, Inc.
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2023 and 2022

	2023	2022
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ 4,850	$ (16,009)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	80	17,555
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	(37,055)	(1,500)
Prepaid expenses	(31,625)	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	70,292	5,129
Net Cash Provided by (Used in) Operating Activities	6,542	5,175
Cash Flows from Investing Activities		
Purchase of intangible assets	(933)	(749)
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	5,609	4,426
Cash, cash equivalents, and restricted cash at beginning of year	14,648	10,222
Cash, Cash Equivalents, and Restricted Cash at End of Year	20,257	14,648
Reconciliation of Cash, Cash Equivalents, and Restricted Cash		
Cash and cash equivalents	20,257	14,648
Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	$ 4,781	$ 1,453

Notes to the Financial Statements

Aretanium Executive Group, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

1. Summary of significant accounting policies

a. Nature of operations

Aretanium Executive Group, Inc. (the Company), dba RemotelyMe, offers Software as a Service (SaaS) and Services to customers including a 9-minute visual neuroscience talent evaluation for soft skills, trust and leadership, LinkedIn cognitive AI pre-assessment app with ChatGPT messaging, Learning & Development coaching app to improve eval scores, top performer/leader evaluation programs to analyze scores and match against job roles and candidates, and veterans hiring programs to fill pipelines via our veterans network. The Company also licenses technology to other SaaS firms.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Aretanium Executive Group, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2023 and 2022 there were no assets or liabilities that required fair value measurements.

e. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

f. Income taxes

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Aretanium Executive Group, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

	2023	2022
Net Operating Loss Carryforwards	$ 11,456	$ 37,495
Valuation Allowance	$ (11,456)	$ (37,495)
Net Provision for income tax	-	-

g. Receivables

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Aretanium Executive Group, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

The Company provides an allowance for losses on trade receivables based on a review of the aging of the Company's accounts receivable, historical experience, current and future short-term business conditions and management's assessment of the collectability of existing specific accounts. The Company writes off accounts receivable against the allowance when the Company determines a balance is uncollectible and no longer actively pursues collection of the receivable. As of December 31, 2023 and 2022 the Company determined that there were no uncollectible accounts and accordingly did not have an allowance for doubtful accounts.

h. Prepaid expenses

As of December 31, 2023, prepaid expenses were for crowdfunding service fees and prepaid conference attendance fees.

i. Internally developed software

The Company capitalizes the costs of software acquired from third parties and qualifying internal computer software costs incurred during the application development stage in accordance with *FASB ASC 350-10, Accounting for Costs of Computer Software Developed or Obtained for Internal Use*. Costs incurred in the preliminary project stage and post-implementation-operation stage, which includes maintenance and training costs, are expensed as incurred. For financial reporting purposes, capitalized software costs are amortized by the straight-line method generally over 1 years. The amount of costs capitalized within any period is dependent on the nature of software development activities and projects in each period.

The Company reviews its long-lived assets, including capitalized software used in its operations, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss. Based on this assessment there was no impairment for December 31, 2023, and 2022.

j. Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair

Aretanium Executive Group, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

value can be measured reliably. Intangible assets consist of patent costs that have been capitalized and are presented net of accumulated amortization. The Company amortizes its patent asset ratably over a 3-year useful life.

The Company reviews its long-lived assets, including capitalized software and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

At December 31, 2023, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

k. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized upon credit card transaction for Software as a Service (SaaS) subscriptions or upon performance of services based upon a statement of work agreement with the client.

l. Cost of revenues

Cost of revenues include subscription costs for various Software as a Service (SaaS) subscriptions for CRM, integration, analysis, contact outreach, and other project requirements. Also, contractor services and fees to fulfill Service projects.

Aretanium Executive Group, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

m. Advertising expenses

Advertising and promotional costs are expensed as incurred.

n. Comprehensive income

The Company does not have any comprehensive income items other then net income.

2. Intangible assets

The Company's intangible assets consist of the following as of December 31, 2023:

	Useful Life		Gross Cost		Accumulated Amortization		Net Carrying Value 2023
Capitalized Software Intangible	1 Year	$	16,183	$	(16,183)	$	-
Trademarks	3 Years	$	2,145	$	(1,292)	$	853

The Company's intangible assets consist of the following as of December 31, 2022:

	Useful Life		Gross Cost		Accumulated Amortization		Net Carrying Value 2022
Capitalized Software Intangible	1 Year	$	16,183	$	(16,183)	$	-
Trademarks	3 Years	$	1,212	$	(1,212)	$	-

3. SAFE agreements

Aretanium Executive Group, Inc.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

In 2019, the Company issued Simple Agreements for Future Equity ("SAFE") obligations. The agreements bear no interest and provide a right to the holder to future equity in the Company in the form of Preferred Stock. Preferred Stock are shares having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

The carrying amounts of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Valuation Cap	Discount Rate	2023	2022
2019 SAFE issuance	$ 8,000,000	20%	$ 17,500	$ 17,500

As the SAFEs are potentially settleable in cash, the Company has classified them as a long-term liability.

4. Stockholders' equity

Aretanium Executive Group, Inc.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

The Company has Common and Preferred stock share classes. Under the Company's articles of incorporation 800,000 shares of Common stock and 200,000 shares of Preferred stock are authorized.

Preference shares are non-voting and rank in priority to the common shares with respect to dividends and distributions upon dissolution. No preference shares have been issued.

Common shares carry one vote each and participate equally in the earnings of the Company and the net assets of the Company upon dissolution. Dividends are payable on the common shares as and when declared by the Board of Directors.

As of December 31, 2023, 630,000 shares of Common stock were issued and outstanding and 200,000 shares of Preferred stock were issued and outstanding.

As of December 31, 2022, 630,000 shares of Common stock were issued and outstanding and 200,000 shares of Preferred stock were issued and outstanding.

5. Revenue

Revenues consist of the following:

	2023	2022
Service Revenue	$ 231,816	$ 110,133
Saas Revenues	70,868	-
Total Revenues	$ 302,684	$ 110,133

6. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. Subsequent events

Management evaluated all activity of the Company through January 22, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.